UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-19462

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 30, 2004
	☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
	☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full name of registrant: Artisoft, Inc.
Former name if applicable: Not applicable
Address of principal executive office (Street and number): 5 Cambridge Center
City, state and zip code: Cambridge, MA 02142

PART II
RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On September 27, 2004, Artisoft, Inc. publicly announced that it had entered into an agreement to acquire Vertical Networks Incorporated of Sunnyvale, CA for cash consideration of up to $19 million. On September 28, 2004, Artisoft completed its acquisition of Vertical Networks and also completed a related financing. Artisoft used a portion of the proceeds of the financing to fund its acquisition of Vertical Networks. Due to the timing of these transactions, Artisoft was unable, without unreasonable effort or expense, to include appropriate disclosures about the transactions throughout the disclosures in its annual report on Form 10-K for the fiscal year ended June 30, 2004. Artisoft anticipates filing the Form 10-K no later than the fifteenth calendar day following the prescribed date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Duncan G. Perry, Chief Financial Officer, (617) 354-0600

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Artisoft announced its financial results for the quarter and fiscal year ended June 30, 2004 on August 12, 2004. A copy of Artisoft's press release announcing these results is attached to this Form 12b-25 as Exhibit A.

Artisoft, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2004	By:	/s/ DUNCAN G. PERRY Name: Duncan G. Perry Title: Chief Financial Officer